Form 10-K, Exhibit 13
period 1996-12-31
STAMFORD TOWERS LIMITED PARTNERSHIP
filed 1997-03-28
CIK 799149

Stamford Towers Limited Partnership

                       1996 Annual Report

                           Exhibit 13


               Stamford Towers Limited Partnership


     Stamford Towers Limited Partnership is a Delaware limited partnership formed in 1986 for the purpose of developing, owning and operating two class A office buildings located in Stamford Connecticut. The two buildings consist of 325,000 square feet of office space, four levels of parking, and space for several retail tenants.



                     Property Profile (at December 31, 1996)

                North Tower
                Leasable Area                           193,000 square feet
                Percentage Leased                       82%
                Tenants:
                     Citicorp North America, Inc.       136,000 square feet
                     Millsport, Inc.                     10,941 square feet
                     Life Extension Institute             5,688 square feet
                     M.D. Revenues, Inc.                  2,500 square feet
                     Dow Jones & Company, Inc.            2,100 square feet
                     Tower Connections, Ltd.                500 square feet

                South Tower
                Leasable Area                           132,000 square feet
                Percentage Leased                       57%
                Tenants:
                     Learning International, Inc.        36,720 square feet
                     Cardmember Publishing Corp.         18,650 square feet
                     Tradition Financial Services, Inc.  11,605 square feet
                     Consolidated-Hydro, Inc.             8,600 square feet

       Total Percentage Leased                          72%





                            Contents

                      1   Message to Investors
                      3   Financial Statements
                      6   Notes to the Financial Statements
                     12   Report of Independent Auditors
                     13   Net Asset Valuation




         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464



                              Message to Investors

Presented for your review is the 1996 Annual Report for Stamford Towers Limited Partnership (the "Partnership"). This letter includes an update on the Stamford commercial real estate market, an update on the significant leasing progress made at Stamford Towers (the "Property") during 1996, an analysis of the Partnership's financial performance during the past year and information on the status of the Partnership's legal proceedings. Attached to this letter are the Partnership's audited financial statements for the year ended December 31, 1996.

Stamford Market Update
The Stamford commercial real estate market continued to recover in 1996. As reported by Rostenberg-Doern & Company, the market vacancy rate for commercial office space declined from 12.5% at year-end 1995 to 11% at the end of 1996. As a result, average market rents for class A office space in Stamford increased to $23.50 per square foot by year-end 1996 from $20 per square foot at year-end 1995. The improved conditions have prompted a number of construction proposals for new office properties. If such construction does in fact occur and demand does not keep pace with the delivery of any new space to the market, leasing activity and rental rates may be negatively impacted.

The construction of Swiss Bank Corporation's new U.S. headquarters, located directly across the street from the Property, continues to progress. It is expected that Swiss Bank's presence, representing the addition of approximately 1,200 employees to the area, will have a positive impact on the Stamford economy. The construction is scheduled to be completed in 1998.

Property Update
The improvement in market conditions brought about renewed interest in the Property during 1996. We are pleased to report that the Partnership signed five new leases totaling 74,984 square feet during the year, bringing the Property's overall percentage of leased space to 72% as of year-end 1996 as compared to 49% at year-end 1995. The increase in leased space, coupled with the improving market conditions, resulted in an increase of approximately $12.5 million in the appraised value of the Property when compared to the prior year. As a result of such increase, the Partnership's estimate of net asset value increased from $2.37 per Unit at year-end 1995 to $3.82 per Unit at year-end 1996. We will continue our efforts to market the Property's available space and are hopeful that additional leases will be executed in 1997.

As previously reported, the Partnership is exploring its options with respect to refinancing the $17.8 million first mortgage debt maturing in August 1997. We will update you on our progress in future reports.

Financial Highlights
                                        Year ended       Year ended
                                       December 31,     December 31,
                                              1996             1995
     Rental Income                     $ 4,144,475      $ 2,947,857
     Interest & Other Income               730,520          651,106
     Total Income                        4,874,995        3,598,963

     Property Operating Expenses         2,584,730        2,308,093
     Interest Expense                    1,549,523        1,289,309
     Settlement Costs                      925,070               --
     Professional Fees                     258,524          434,597
     Depreciation and Other Expenses     2,217,504        2,584,868
       Total Expenses                    7,535,351        6,616,867

     Net Loss                          $(2,660,356)     $(3,017,904)

     Net Cash Used for
     Operating Activities              $  (328,864)     $  (765,796)
       (including interest expenses)

   - Rental income increased by 41% due primarily to significant leasing activity in 1996 and a reduction in the amortization of deferred rent relating to the extension of Citicorp's lease in 1995.

   - Overall interest and other income increased due to the reimbursement of certain tenant improvements which was partially offset by a decrease in interest income resulting from the Partnership's lower average cash balance.

   - The increase in property operating expenses is primarily due to the increases in utilities, cleaning, security and repair and maintenance expenses arising from increased occupancy in the South Tower.

   - Interest expense relating to the revolving loan payable increased as a result of a previous drawdown to fund leasing commissions associated with the Citicorp lease extension and additional drawdowns in 1996 to fund leasing commissions and tenant improvements related to the new tenants in the South Tower. The increase is also due to an increase in the average interest rate on the loan.

   - Professional fees decreased as a result of lower legal fees associated with the Gilbane litigation.

   - The decrease in depreciation and other expenses is primarily due to a reduction in depreciation due to the extension of the Citicorp lease and the corresponding extension of the period over which the tenant improvements are being depreciated.

Legal Proceedings
As discussed in prior correspondence, the Partnership has been involved in litigation with the Property's former construction manager, Gilbane Building ("Gilbane"), and a subcontractor, Moliterno Stone Sales, Inc. ("Moliterno"). In this suit, Gilbane and Moliterno, respectively, sought $2.65 million and $155,000 in damages, plus interest and other relief. On November 18, 1996, the Connecticut Superior Court (the "Court") entered a final judgment awarding Gilbane $770,070 and Moliterno $155,000. All remaining claims, including the Partnership's counterclaims, were dismissed. The Partnership has sufficient cash to pay the amounts awarded which will not have a material impact on the Partnership's financial condition. Although post-judgment motions to alter the judgment were denied by the Court on March 13, 1997, it is anticipated that Gilbane may appeal.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices substantially below the Partnership's estimate of the net asset value per unit. In response, we have recommended that investors reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of an overwhelming majority of the outstanding units have agreed that these offers were inadequate and have rejected such offers. Please be assured that if any additional tender offers are made for your units, we will endeavor to provide you with our position regarding such offer on a timely basis.

Summary
We are pleased with the increased leasing activity at the Property in 1996 and are hopeful that the continued improvement in the Stamford real estate market will lead to the execution of additional leases in 1997.

Very truly yours,

Stamford Towers, Inc.
General Partner

/s/ Regina M. Hertl

Regina M. Hertl
President


March 27, 1997


Balance Sheets                          At December 31,      At December 31,
                                                  1996                 1995
Assets
Real estate, at cost:
 Land                                     $ 14,714,483         $ 14,714,483
 Buildings and improvements                 52,933,678           52,729,013
 Tenant improvements                         8,191,558            6,786,915
 Furniture, fixtures and equipment             293,864              372,541
                                            76,133,583           74,602,952
 Less accumulated depreciation             (16,104,668)         (14,405,825)
                                            60,028,915           60,197,127

Cash and cash equivalents                    5,668,459            5,873,982
Restricted cash                                337,676               91,458
Accounts receivable                             80,245               71,052
Deferred rent receivable                     1,843,289            1,855,670
Deferred charges, net of
 accumulated amortization of
 $701,187 in 1996 and $573,387 in 1995          53,896              181,696
Prepaid expenses, net of
 accumulated amortization of
 $934,564 in 1996 and $775,742 in 1995       1,632,689            1,399,363
  Total Assets                            $ 69,645,169         $ 69,670,348

Liabilities and Partners' Capital (Deficit)

Liabilities:
 Accounts payable and accrued expenses    $  2,793,018         $  1,482,840
 Interest payable                              134,080              124,036
 Due to affiliates                             128,262              128,446
 Revolving loan payable                     17,798,291           16,483,152
  Total Liabilities                         20,853,651           18,218,474
Partners' Capital (Deficit):
 General Partner                              (230,070)            (203,466)
 Limited Partners (7,826,300 units
 outstanding)                               49,021,588           51,655,340
  Total Partners' Capital                   48,791,518           51,451,874
  Total Liabilities and Partners' Capital $ 69,645,169         $ 69,670,348



Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                      General          Limited
                                      Partner         Partners           Total
Balance at December 31, 1993       $ (136,168)    $ 58,317,882    $ 58,181,714
Net Loss                              (37,119)      (3,674,817)     (3,711,936)
Balance at December 31, 1994       $ (173,287)    $ 54,643,065    $ 54,469,778
Net Loss                              (30,179)      (2,987,725)     (3,017,904)
Balance at December 31, 1995       $ (203,466)    $ 51,655,340    $ 51,451,874
Net Loss                              (26,604)      (2,633,752)     (2,660,356)
Balance at December 31, 1996       $ (230,070)    $ 49,021,588    $ 48,791,518



Statements of Operations
For the years ended December 31,         1996             1995            1994
Income
Rental                            $ 4,144,475      $ 2,947,857     $ 2,486,730
Interest                              256,063          319,278         192,911
Other                                 474,457          331,828         293,767
  Total Income                      4,874,995        3,598,963       2,973,408
Expenses
Depreciation and amortization       2,070,391        2,446,866       2,912,878
Property operating                  2,584,730        2,308,093       2,313,161
Settlement costs                      925,070               --              --
Interest                            1,549,523        1,289,309       1,188,986
Professional fees                     258,524          434,597         146,489
Partnership service fees              115,406          104,289          99,724
General and administrative             31,707           33,713          24,106
  Total Expenses                    7,535,351        6,616,867       6,685,344
Net Loss                          $(2,660,356)     $(3,017,904)    $(3,711,936)
Net Loss Allocated:
To the General Partner            $   (26,604)     $   (30,179)    $   (37,119)
To the Limited Partners            (2,633,752)      (2,987,725)     (3,674,817)
                                  $(2,660,356)     $(3,017,904)    $(3,711,936)
Per limited partnership unit
(7,826,300 outstanding)                $ (.34)          $ (.38)         $ (.47)



Statements of Cash Flows
For the years ended December 31,         1996             1995            1994
Cash Flows From Operating Activities:
Net Loss                          $(2,660,356)     $(3,017,904)    $(3,711,936)
Adjustments to reconcile net
loss to net cash used for
operating activities:
 Depreciation                       1,783,769        2,179,559       2,640,336
 Amortization                         286,622          267,307         272,542
 Increase (decrease) in cash
 arising from changes in
 operating assets and liabilities:
  Restricted cash                    (246,218)          (2,164)         (6,702)
  Accounts receivable                  (9,193)          32,149         (32,231)
  Deferred rent receivable             12,381          526,199          26,856
  Deferred charges                         --               --        (137,622)
  Prepaid expenses                   (392,148)      (1,218,849)         (7,791)
  Accounts payable and accrued
  expenses                            886,419          438,889         (36,578)
  Interest payable                     10,044           28,636         (47,476)
  Due to affiliates                      (184)             382             143
Net cash used for operating
activities                           (328,864)        (765,796)     (1,040,459)
Cash Flows From Investing Activities:
Additions to real estate           (1,191,798)        (204,504)       (199,169)
Net cash used for investing
activities                         (1,191,798)        (204,504)       (199,169)
Cash Flows From Financing Activities:
Borrowings under the revolving
loan payable                        1,315,139        1,075,380         456,452
Net cash provided by financing
activities                          1,315,139        1,075,380          456,452
Net increase (decrease) in cash
and cash equivalents                 (205,523)         105,080         (783,176)
Cash and cash equivalents,
beginning of year                   5,873,982        5,768,902        6,552,078
Cash and cash equivalents,
end of year                       $ 5,668,459      $ 5,873,982      $ 5,768,902

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year
for interest                      $ 1,539,479      $ 1,260,673      $   949,390

Supplemental Disclosure of Non-Cash Investing Activities:
Write-off of fully depreciated
building improvements             $    84,926      $        --      $        --
Tenant improvements funded
through accounts payable          $   423,759      $   155,840      $        --


Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization and Business
Stamford Towers Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on August 14, 1986 for the purpose of acquiring two parcels of land, aggregating 3.63 acres, located in Stamford, Connecticut and developing, owning and operating two class A office buildings (the "Buildings") to be constructed thereon (collectively the "Property"). The Buildings contain approximately 325,000 square feet of rentable space.

The general partner of the Partnership is Stamford Towers, Inc. (the "General Partner"), an affiliate of Lehman Brothers Inc. (see below).

Construction of the Buildings commenced in July 1987. However, certificates of occupancy were not received from the City of Stamford until February 6, 1990, representing a substantial delay from the originally scheduled completion date of February 1989. Moreover, during the course of construction, substantial cost overruns were incurred. The Partnership initiated an arbitration proceeding against Edlar, Inc., a Delaware corporation, ("Edlar") in order to establish Edlar's responsibility for certain cost overruns, delays, expenses and liquidated damages in connection with the construction phase of the Property. In January 1993, the arbitrators issued their decision which, in substance, awarded the Partnership approximately $8.1 million in damages and costs against Edlar. However, the General Partner's preliminary investigation indicates that Edlar had no significant assets from which the Partnership's arbitration award could be satisfied. Moreover, Edward Feldman, the principal of Edlar, has advised the Partnership that he has no significant liquid assets from which to satisfy the judgment against him pursuant to his personal guaranty of Edlar's obligation to the Partnership. Mr. Feldman has proposed that his creditors, including the Partnership, enter into a non-judicial workout arrangement whereby his debts might be partially satisfied in the event that his real estate investments appreciate in value in future years. Currently, those investments appear to be over-leveraged and without significant market value. The Partnership is in the process of evaluating Mr. Feldman's proposal (see
Note 9).

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated. Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partner.

The Partnership will terminate on December 31, 2036 unless dissolved sooner as provided within the Agreement.

On February 16, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Real Estate Investments - Real estate investments, which consist of buildings and improvements, tenant improvements and furniture, fixtures and equipment, are recorded at cost less accumulated depreciation. Cost of the buildings includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation on the buildings and improvements is computed using the straight-line method based on estimated useful lives of 35 years. Tenant improvements are depreciated by the straight-line method over the terms of the related leases. Furniture, fixtures and equipment are depreciated over their estimated useful lives.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash primarily represents cash held in connection with tenant security deposits.

Offering Costs - Offering costs of $6,454,526 are non-amortizable and have been deducted from the Limited Partners' capital.

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the non-cancelable portion of the leases which will not be received until later periods as a result of rental concessions.

Deferred Charges - Costs incurred in connection with obtaining mortgage financing are included in deferred charges. These costs are amortized over the life of the related mortgage loan.

Leasing Commissions - Leasing commissions included in prepaid expenses are being amortized over the term of the non-cancelable portions of the leases.

Income Taxes - No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

3. The Partnership Agreement
Pursuant to the terms of the Partnership Agreement, all net income from operations of the Partnership will be allocated in substantially the same manner as cash distributions from operations. All net losses from operations of the Partnership generally will be allocated 99% to the Limited Partners and 1% to the General Partner.

Distributions of net cash flow from operations, if any, as defined in the Partnership Agreement, shall be made to the partners quarterly during each year on the basis of 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received their Preferred Return (14% per annum), as defined in the Partnership Agreement, and then 90% to the Limited Partners and 10% to the General Partner. Cash distributions from operations will be reduced to the extent of any debt service payable with respect to the financing (see
Note 7).

Upon sale or an interim capital transaction, net proceeds will be distributed after the close of the calendar quarter in which such a sale or capital transaction occurs. Such net proceeds will first be distributed 99% to the Limited Partners and 1% to the General Partner until the Limited Partners receive their Preferred Return Arrearage and Unrecovered Capital, as defined in the Partnership Agreement, with any remaining proceeds to be distributed 90% to the Limited Partners and 10% to the General Partner.

Upon sale or an interim capital transaction, net gains will first be allocated to the extent of net proceeds distributed to the Limited Partners and General Partner from related transactions, then to the Limited Partners and General Partner in proportion to their respective negative balances in their capital accounts; then the remainder of such net gains should be allocated to the extent possible so that the positive balances in the capital accounts of the Limited Partners and the General Partner are in the proportions of 90% and 10%, respectively. Tax losses from sale or an interim capital transaction will be allocated to the Limited Partners and General Partner in proportion to their respective positive balances in their capital accounts after such allocation, the remainder of the tax losses should be allocated to the extent possible so that the negative balances in the capital accounts of the Limited Partners and General Partner are in the proportions of 90% and 10%, respectively.

All net gains and tax losses in connection with the sale of all or substantially all of the assets of the Partnership or any other event causing a dissolution of the Partnership shall be allocated in substantially the same manner as net gains and tax losses from sale or an interim capital transaction.

If, as a result of the dissolution of the Partnership, the capital account of the General Partner is less than zero, the General Partner shall contribute to the Partnership an amount equal to the lesser of the deficit balance in its capital account or the excess of one and one one-hundredth percent of the total capital contribution of the Limited Partners over the total capital contributions previously made by the General Partner to the Partnership.

4. Transactions with Related Parties
The General Partner earned fees and compensation in connection with organization, syndication and acquisition services rendered to the Partnership. As of December 31, 1996, $127,921 of these amounts remain accrued and unpaid.

Certain cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

5. Lease Agreement with Citicorp POS Information Services
The Partnership entered into a lease with Citicorp POS Information Services ("Citicorp POS") on May 11, 1990 (the "Original Lease"). Citicorp POS leased approximately 136,000 rentable square feet ("RSF") of the North Tower, representing 41% of the Property. The lease term was for 11 years with the option to cancel after June 1996. In December 1992, Citicorp POS discontinued operations, vacated the space and assigned the Lease Agreement to Citicorp North America, Inc. ("Citicorp"). On June 28, 1995, the Partnership executed the First Amendment (the "Citicorp Lease Extension") to the Original Lease between the Partnership and Citicorp. The Citicorp Lease Extension, which was effective July 1, 1995, (i) reduces Citicorp's annual rent from $29.50 to $25 per RSF for the initial three years and to $24 per RSF for the next two years, and (ii) extends the term of the Original Lease for an additional five years, through June 30, 2006, at an annual rental rate of $24 per RSF. In addition, there was no tenant improvement allowance provided by the Partnership to Citicorp in connection with the Citicorp Lease Extension. Although the Original Lease was for an 11-year term, expiring June 30, 2001, Citicorp had the option to terminate the Original Lease as of June 30, 1996 by paying $45 per RSF or approximately $6.1 million to the Partnership on or before June 30, 1995. The Citicorp Lease Extension ensures Citicorp's continued occupancy at the Property through June 30, 2006. As a result of the Citicorp Lease Extension, the Partnership extended the amortization period of the deferred rent relating to the Original Lease through June 30, 2006, effective July 1, 1995. As of December 1996, substantially all of the space of the North Tower is occupied by Citicorp and its affiliates.

During 1996, 1995 and 1994, Citicorp and other tenants, have reimbursed the Partnership for tenant electricity, overtime heating and air conditioning charges and certain other operating expenses, in accordance with their respective lease agreements, in the total amount of $450,327, $326,963 and $288,472, respectively. These amounts have been included in other income on the statement of operations.

6. Future Minimum Lease Rental Payments
Future minimum rental payments (excluding cancellation penalties) to be received under the non-cancelable portion of the existing operating leases as of December 31, 1996 are as follows:

               Year                    Amount
               1997              $  5,112,944
               1998                 5,080,353
               1999                 4,976,353
               2000                 5,008,077
               2001                 5,046,687
               Thereafter          22,493,640
                                 $ 47,718,054

Lease terms range from five to sixteen years. The leases allow for increases in certain property operating expenses to be passed on to the tenants.

7. Mortgage Note Payable
On July 19, 1990, the Partnership closed a loan with People's Bank ("People's") to provide mortgage financing to the Partnership. As part of this loan, the Partnership paid People's a fee equal to one and one-half percent of the aggregate loan amount. The mortgage note payable (the "Financing") was a $25 million, seven year, non-recourse first mortgage loan with an 11.5% fixed interest rate for the first five years which was set at 3% over the five-year United States treasury security rate at loan closing.

The General Partner is currently reviewing the Partnership's options with respect to refinancing the Property's outstanding mortgage loan which matures in August 1997.

On February 17, 1994, the Partnership entered into modification of the First Mortgage Loan with People's Bank (the "Loan Modification") which: (i) reduced the interest rate from 11.5% to 7.43% for the period February 1, 1994 through the adjustment date on July 19, 1995, at which time the interest rate was reset to 9.03%, (ii) reduced the principal balance of the First Mortgage Loan from $25 million to $24,449,795; and (iii) eliminated the interest reserve line item. Another provision of the Financing was that when occupancy at the Property reached 50% or greater, the interest rate on the loan would be reduced by 25 basis points. During 1996, the Property's occupancy exceeded 50% thus resulting in a 25-basis point reduction in the interest rate. Payments of interest are due monthly in arrears and are paid from the Partnership's funds. The remaining First Mortgage Loan proceeds available at December 31, 1996 were $6,651,504 and may continue to be used on an "as needed" basis to fund all other approved line items. Payment of the outstanding principal amount is due at the end of the seven-year term. The loan may be prepaid in whole or in part at any time without penalty. As of December 31, 1996, the principal balance of the loan was $17,798,291 plus interest payable of $134,080 for a total balance of $17,932,371. During 1996, the Partnership drew down on the loan $1,315,139 for tenant improvements. In 1995 the Partnership drew down on the loan $1,075,380 for leasing commissions associated with the Citicorp Lease Extension. In 1994 the Partnership drew down on the loan $456,452 for capital expenditures and interest expense.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities and considering its maturity, the fair value of long- term debt approximates its carrying value.

8. Reconciliation of Net Loss to Tax Loss
For the year ended December 31, 1996, net loss reported in the financial statements exceeded the tax loss by $703,574. For the year ended December 31, 1995, the net loss reported in the financial statements exceeded the tax loss by $707,321. For the year ended December 31, 1994 the tax loss exceeded the net loss reported in the financial statements by $28,358. These differences are due to the differences between the tax basis and financial statement basis of buildings and improvements and the use of accelerated methods of depreciating real estate for tax purposes as compared to the straight-line method used for financial statement purposes. In addition, rental income is recorded on a straight-line basis over the terms of the leases for financial statement purposes, and is reportable for tax purposes when received or receivable.

9. Arbitration Proceedings with the Developer
In late January 1989, the Partnership initiated an arbitration proceeding against Edlar in order to establish Edlar's responsibility for certain cost overruns, delays, expenses and liquidated damages in connection with the construction phase of the Property. Subsequently, the arbitration was consolidated with a separate arbitration between Edlar and the Property's construction manager, Gilbane Building Company ("Gilbane").

In January 1993, the arbitrators issued their decision which, in substance, awards the Partnership approximately $8.1 million in damages and costs against Edlar and awards Gilbane approximately $2.6 million in damages and costs against Edlar. In addition, the arbitrators ordered Edlar to hold the Partnership harmless with respect to (i) the mechanic's lien filed by Gilbane against the Partnership, which is presently the subject of an action in Connecticut state court, and (ii) any similar liens filed by subcontractors who worked on the Property. The arbitrators further found that the Partnership properly terminated Edlar under the Development Agreement. That finding has the effect of eliminating the residual interest of Edlar's affiliate, Feldco, Inc., in the Property. Edlar was not awarded any amounts on its claims against the Partnership or Gilbane. The Partnership has entered judgment against both Edlar and Edward Feldman for the full amount of the arbitration award.

Based on an investigation by the General Partner, it appears that Edlar has no significant assets from which to satisfy the arbitration award. Moreover, based on the General Partner's discussions with Edward Feldman concerning his proposal for a non- judicial workout, it would appear that his assets, consisting largely of illiquid real estate investments, are insufficient to satisfy his substantial outstanding obligations to his creditors, including the Partnership.

10. Litigation
In February 1991, Gilbane filed a mechanic's lien against the Property in the sum of $4,583,481. This amount was subsequently reduced to $2,650,018 at the request of the Partnership. In August 1991, Gilbane commenced an action entitled Gilbane Building Co. v. Stamford Towers Limited Partnership, et. al., in the Connecticut Superior Court for the Judicial District of Stamford/Norwalk at Stamford (the "Gilbane Action"). The defendants include the Partnership. Gilbane alleges breach of various contracts and unfair trade practices and seeks foreclosure of its mechanic's lien, approximately $2.65 million in monetary damages, interest, costs, attorneys' fees, punitive damages, possession of the Property, and the appointment of a receiver.

In October 1993, the Partnership filed its Answer, Special Defenses and Counterclaims to Gilbane's Action, which alleged breach of various contracts, unfair trade practices and slander of title. In September 1995, the Partnership filed a Substituted Answer, Special Defenses, Counterclaims, Set-offs and Recoupment which, in addition to the allegations of its original counterclaim, brought additional claims of negligence, breach of warranty, breach of contract, products liability and unfair trade practices. The Partnership, by way of its counterclaims, sought approximately $1.7 million in damages in addition to interest, costs, punitive damages and attorneys' fees.

In December 1990, a subcontractor of the Property, Moliterno Stone Sales, Inc. ("Moliterno") filed a mechanic's lien against the Property in the sum of $155,936. In December 1991, Moliterno filed a cross-claim against the Partnership in the Gilbane Action. Moliterno seeks foreclosure on its mechanic's lien, monetary damages, and possession of the Property. An application to discharge Moliterno's mechanic's lien was filed by the Partnership in April 1993. In September 1995, the Partnership filed its answer, special defenses and counterclaims to Moliterno's cross-claim, alleging that Moliterno was negligent, breached its contract and an implied warranty, and engaged in unfair trade practices in performing its work on the Property.

The Partnership, Gilbane and Moliterno (collectively, the "Parties") participated in the trial of the Gilbane Action over the course of approximately 20 trial days in late 1995. A final trial day was held and the evidentiary portion of the trial was completed in April 1996. At that time, the court ordered the parties to file initial post-trial briefs within three weeks. Subsequently, Gilbane requested two extensions of this deadline. The parties exchanged post trial briefs in June 1996, followed by reply briefs in July 1996. Under the court's current order, all submissions to the court have been completed.

In November 1996, Judge Ryan of the Connecticut Superior Court (the "Court") entered a final judgment in this proceeding. The judgment awarded Gilbane $770,070 without interest on one of its claims against the Partnership and dismissed Gilbane's remaining claims. The Court also awarded Moliterno $155,000 without interest on its claim against the Partnership. All remaining claims, including the Partnership's counterclaims, were dismissed.

Post judgment motions to alter the judgment were denied by the Court on March 13, 1997. It is anticipated that Gilbane may appeal.

Given the outcome of the November 1996 judgment, the Partnership has accrued the Gilbane and Moliterno awards of $770,070 and $155,000, respectively. The amounts are currently reflected within accounts payable and accrued expenses on the Partnership's December 31, 1996 balance sheet.


                         Report of Independent Auditors



General and Limited Partners
Stamford Towers Limited Partnership

We have audited the consolidated balance sheets of Stamford Towers Limited Partnership as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stamford Towers Limited Partnership as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP

Boston, Massachusetts
January 27, 1997, except for Note 10,
for which the date is March 13, 1997


                              Net Asset Valuation



Determination of Net Asset Value Per $10.00 Unit at December 31, 1996
(Unaudited)


                                                Partnership's
                                                     Share of
                                                  December 31,
                                               1996 Appraised
Property                                             Value (1)

North Tower                                      $ 27,600,000  (1)
South Tower                                        15,750,000  (1)
Less: Revolving loan payable                      (17,798,291)
                                                   25,551,709
Cash and cash equivalents (3)                       5,668,459
Accounts receivable                                    80,245
Prepaid expenses                                    1,632,689
                                                   32,933,102
Less:
 Total liabilities (3)                             (2,584,130)
 Interest payable                                    (134,080)
Partnership Net Asset Value (2)                  $ 30,214,892

Net Asset Value Allocated:
 Limited Partners                                $ 29,912,743
 General Partner                                      302,149
                                                 $ 30,214,892
Net Asset Value Per Unit
  (7,826,300 Units outstanding)                         $3.82


(1) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale on December 31, 1996 of all the remaining Partnership properties at a price based upon their value as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after payment of the Partnership's liabilities, to the Partners.

(3) Cash and cash equivalents includes a reserve of $925,070 in funds withheld for the judgment awarded to Gilbane & Moliterno regarding the legal proceedings. The accrual for this judgment is reflected within total liabilities.

Limited Partners should note that appraisals are estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1996


Office Buildings:               North Tower     South Tower     Total

Location                        Stamford, CT    Stamford, CT    na

Construction date began         August 1987     August 1987     na
Construction date complete      February 1990   February 1990   na
Acquisition date                na              na              na
Life on which depreciation
in latest income statements
is computed                     5 - 35 years    5 - 35 years    na
Encumbrances                    $11,143,447       6,654,844     $17,798,291
Initial cost to
 Partnership (1):
     Land                         8,828,690       5,885,793      14,714,483
     Buildings and
     improvements                31,289,872      20,859,915      52,149,787
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements             7,802,963       1,774,354       9,577,317
Retirements                        (209,218)        (98,786)       (308,004)
Gross amount at which
carried at close of period (2):
     Land                       $ 8,828,690       5,885,793     $14,714,483
     Buildings and
     improvements                38,883,617      22,535,483      61,419,100
                                $47,712,307     $28,421,276     $76,133,583

Accumulated depreciation (3)    $11,863,293     $ 4,241,375     $16,104,668

(1) The initial cost to the Partnership represents the original purchase price of the properties.

(2) For Federal income tax purposes, the aggregate cost of real estate at December 31, 1996 and 1995 is $76,625,475 and $75,009,915, respectively.

(3) For Federal income tax purposes, the amount of accumulated depreciation at December 31, 1996 and 1995 is $13,154,443 and $11,221,111, respectively.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                        1996            1995            1994
Real estate investments:
Beginning of year                $74,602,952     $74,242,608     $74,043,439
Additions                          1,615,557         360,344         199,169
Retirements                          (84,926)             --              --
End of year                      $76,133,583     $74,602,952     $74,242,608

Accumulated depreciation:
Beginning of year                $14,405,825     $12,226,266     $ 9,585,930
Depreciation expense               1,783,769       2,179,559       2,640,336
Retirements                          (84,926)             --              --
End of year                      $16,104,668     $14,405,825     $12,226,266