Form 10-K, Exhibit 13
period 1997-12-31
STAMFORD TOWERS LIMITED PARTNERSHIP
filed 1998-03-30
CIK 799149

Exhibit 13

               Stamford Towers Limited Partnership

                       1997 Annual Report


               Stamford Towers Limited Partnership


   Stamford Towers Limited Partnership is a Delaware limited partnership formed in 1986 for the purpose of developing, owning and operating two class A office buildings located in Stamford, Connecticut. The two buildings consist of approximately 325,000 square feet of office space, four levels of parking, and space for several retail tenants.



    Property Profile (at December 31, 1997)

    North Tower
    Leasable Area                                          193,000 square feet
    Percentage Leased                                                      94%
    Tenants:
     Citicorp North America, Inc.                          135,909 square feet
     Millsport, Inc.                                        10,930 square feet
     Memberworks Incorporated                                8,976 square feet
     Culinart Inc.                                           3,353 square feet
     Life Extension Institute, Inc.                          5,688 square feet
     Telco Holdings, Inc.                                    5,238 square feet
     Robert Half International, Inc.                         3,362 square feet
     Sirrom Capital Corporation                              3,337 square feet
     M.D. Revenues, Inc.                                     2,495 square feet
     Dow Jones & Company, Inc.                               2,101 square feet
     Tower Connections, Ltd.                                   500 square feet

    South Tower
    Leasable Area                                          132,000 square feet
    Percentage Leased                                                      57%
    Tenants:
     Learning International, Inc.                           36,720 square feet
     Memberworks Incorporated                               18,650 square feet
     Tradition Financial Services, Inc.                     11,605 square feet
     Consolidated-Hydro, Inc.                                8,612 square feet

    Total Percentage Leased                                                79%



                            Contents

                      1   Message to Investors
                      3   Financial Statements
                      6   Notes to the Financial Statements
                     12   Report of Independent Auditors
                     13   Net Asset Valuation


         Administrative Inquiries          Performance Inquiries/Form 10-Ks
         Address Changes/Transfers         First Data Investor Services Group
         Service Data Corporation          P.O. Box 1527
         2424 South 130th Circle           Boston, Massachusetts  02104-1527
         Omaha, Nebraska  68144-2596       Attn.:  Financial Communications
         800-223-3464                      800-223-3464


                      Message to Investors

Presented for your review is the 1997 Annual Report for Stamford Towers Limited Partnership (the "Partnership"). This letter includes an update on the Partnership's efforts to sell Stamford Towers (the "Property"), an analysis of the Partnership's financial performance during the past year and information on the status of the Partnership's legal proceedings. Also included are the Partnership's audited financial statements for the year ended December 31, 1997.

Property Sales Update

On March 17, 1998, the Partnership entered into an agreement (the "Purchase Agreement") to sell the Property to Reckson Operating Partnership, L.P., an unaffiliated entity. Pursuant to the terms of the Purchase Agreement, the Buyer agreed to acquire the Property for consideration in the amount of $61,315,000 in cash (the "Purchase Price"), subject to certain closing adjustments (the "Sale"). The proposed Sale is also subject to the satisfaction of certain conditions. Additionally, pursuant to the terms of the Partnership Agreement, Limited Partners holding a majority of limited partnership interests will have the right to disapprove of the Sale. An information statement will be mailed to the Limited Partners shortly detailing information concerning the proposed Sale and subsequent distribution by the Partnership.

Assuming the Sale closes on the proposed terms, it is estimated that the Limited Partners will receive distributions in excess of $5.00 per Unit, representing the net proceeds from the Sale and the Partnership's remaining cash reserves, less provisions for any remaining obligations and contingent liabilities. Although there can be no guarantee that the Sale will occur on the terms currently contemplated, we are optimistic that the Sale will close prior to the end of the second quarter of 1998.

Leasing Update

The Stamford real estate market continued to steadily improve during 1997, resulting in an increase in rental rates and a decrease in rental concessions. During the year, we executed six new leases for a total of 31,988 square feet, bringing overall occupancy to 79% at December 31, 1997, compared to 72% at year-end 1996. The General Partner is currently negotiating with two potential tenants for the remainder of the Property's vacant space.

Financial Highlights

     Years ended December 31,               1997               1996
     Rental Income                    $   5,074,594      $   4,144,475
     Interest & Other Income                644,880            730,520
     Total Income                         5,719,474          4,874,995

     Property Operating Expenses          2,502,410          2,584,730
     Interest Expense                     1,483,868          1,549,523
     Settlement Costs                       446,688            925,070
     Professional Fees                      244,924            258,524
     Depreciation and Other Expenses      2,053,449          2,217,504
       Total Expenses                     6,731,339          7,535,351

     Adjusted Net Loss*               $  (1,011,865)     $ (2,660,3556)

     Net Cash Used for Operating
       Activities (including interest
       expenses)                      $  (1,557,204)     $    (328,864)

     * Adjusted net loss is determined by adding back the provision for loss on real estate assets held for disposition, recognized by the Partnership as a one time expense.

  * Rental income increased 22% due primarily to the increase in the Property's occupancy.
  * Interest and other income decreased from 1996, reflecting lower tenant improvement reimbursements. This was partially offset by an increase in 1997 in tenant reimbursable income relating to utility usage, which increased due to the Property's higher occupancy.
  * Property operating expenses remained largely unchanged from 1996, as an increase in cleaning expenses was more than offset by decreases in repairs and maintenance expense, advertising and promotion costs, and real estate taxes.
  * Interest expense decreased primarily as a result of the completion of the modification of the First Mortgage, which lowered the interest rate.
  * Settlement costs for both 1996 and 1997 are associated with the settlement of the Gilbane and Moliterno litigation (see below).
  * The decrease in depreciation and other expenses is primarily due to a reduction in depreciation due to the re-classification of the Property on October 1, 1997 to Real Estate Assets Held for Disposition.

Arbitration and Legal Proceedings

As previously reported, the Partnership had been involved in litigation with the Property's former construction manager, Gilbane Building Company ("Gilbane"), and a subcontractor, Moliterno Stone Sales, Inc. ("Moliterno"). In December 1997, the Partnership paid $1,171,758 to Gilbane and $200,000 to Moliterno in settlement of all amounts due pursuant to the final judgment.

The Partnership entered into a development contract with an unaffiliated party, Edlar, Inc. (the "Developer") which was personally guaranteed by Edward Feldman ("Feldman"). Following construction of the Property, the Partnership commenced an arbitration proceeding in January 1989 against the Developer to resolve various disputes and seeking certain monetary recoveries. On January 24, 1993, the arbitration panel issued its decision awarding approximately $8.1 million to the Partnership, as well as certain declaratory relief. Subsequently, the Partnership obtained a judgment from a court of the State of New York for the full amount of arbitration award in the sum of approximately $8.1 million against the Developer and also against Feldman pursuant to his guaranty.

On or about January 21, 1997, Feldman and his wife commenced a voluntary case for liquidation pursuant to chapter 7 of the United States Bankruptcy Code. On July 31, 1997, the Partnership filed a Proof of Claim in the Feldmans' chapter 7 case in the amount of $11,313,232, which includes interest of approximately $2.7 million on the $8.1 million judgment. The summary of the assets and liabilities filed by Feldman and his wife with the Bankruptcy Court in their chapter 7 case indicates that their assets are less than 1.5% of the scheduled liabilities. Based upon such schedules, it is likely that after payment of the expenses of the administration of Feldmans' chapter 7 case, little or no distribution will be made to the Partnership as a holder of a general unsecured claim.

Summary

We hope to conclude the Sale of the Property during the second quarter. Upon completion of the Sale, the General Partner intends to dissolve the Partnership and will make one or more liquidating distributions to the Limited Partners.
In the interim, we will continue to make every effort to lease the remaining vacant space at the Property at competitive market rates.

Questions regarding the Partnership's performance should be directed to your Financial Consultant or First Data Investor Services Group. All requests for transfer of ownership or change of address must be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, Nebraska 68144-2596. Both First Data Investor Services Group and
Service Data Corporation can be reached at (800) 223-3464.

Very truly yours,

Stamford Towers, Inc.
General Partner


/s/Jeffrey C. Carter
Jeffrey C. Carter
President

March 30, 1998


Balance Sheets                          At December 31,        At December 31,
                                                   1997                   1996
Assets
Real estate, at cost:
 Land                                          $      _            $14,714,483
 Buildings and improvements                           _             52,933,678
 Tenant improvements                                  _              8,191,558
 Furniture, fixtures and equipment                    _                293,864
                                                      _             76,133,583
 Less accumulated depreciation                        _            (16,104,668)
                                                      _             60,028,915

Real estate assets held for disposition      59,532,125                      _
Cash and cash equivalents                     3,960,408              5,668,459
Restricted cash                               1,213,209                337,676
Accounts receivable                              65,764                 80,245
Deferred rent receivable                              _              1,843,289
Deferred charges, net of accumulated
  amortization of $12,667 in 1997 and
  $701,187 in 1996                              139,336                 53,896
Prepaid expenses, net of accumulated
  amortization of $-0- in 1997 and
  $934,564 in 1996                               24,211              1,632,689
    Total Assets                            $64,935,053            $69,645,169

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses       $1,903,249             $2,793,018
 Interest payable                               116,775                134,080
 Due to affiliates                               80,110                128,262
 Revolving loan payable                      18,365,631             17,798,291
    Total Liabilities                        20,465,765             20,853,651
Partners' Capital (Deficit):
 General Partner                               (273,292)              (230,070)
 Limited Partners (7,826,300 units
  outstanding)                               44,742,580             49,021,588
    Total Partners' Capital                  44,469,288             48,791,518
    Total Liabilities and Partners' Capital $64,935,053            $69,645,169






Statement of Partners' Capital (Deficit)
For the years ended December 31,
1997, 1996 and 1995
                                            General       Limited
                                            Partner       Partners        Total
Balance at December 31, 1994              $(173,287)   $54,643,065  $54,469,778
Net Loss                                    (30,179)    (2,987,725)  (3,017,904)
Balance at December 31, 1995               (203,466)    51,655,340   51,451,874
Net Loss                                    (26,604)    (2,633,752)  (2,660,356)
Balance at December 31, 1996               (230,070)    49,021,588   48,791,518
Net Loss                                    (43,222)    (4,279,008)  (4,322,230)
Balance at December 31, 1997              $(273,292)   $44,742,580  $44,469,288

Statements of Operations
For the years ended December 31,               1997           1996         1995
Income
Rental                                   $5,074,594     $4,144,475   $2,947,857
Interest                                    252,763        256,063      319,278
Other                                       392,117        474,457      331,828
  Total Income                            5,719,474      4,874,995    3,598,963
Expenses
Depreciation and amortization             1,633,948      2,070,391    2,446,866
Property operating                        2,502,410      2,584,730    2,308,093
Settlement costs                            446,688        925,070            _
Provision for loss on real estate
   held for disposition                   3,310,365              _            _
Interest                                  1,483,868      1,549,523    1,289,309
Professional fees                           244,924        258,524      434,597
Partnership service fees                    282,816        115,406      104,289
General and administrative                  136,685         31,707       33,713
  Total Expenses                         10,041,704      7,535,351    6,616,867
Net Loss                                $(4,322,230)   $(2,660,356) $(3,017,904)
Net Loss Allocated:
To the General Partner                     $(43,222)      $(26,604)    $(30,179)
To the Limited Partners                  (4,279,008)    (2,633,752)  (2,987,725)
                                        $(4,322,230)   $(2,660,356) $(3,017,904)
Per limited partnership unit
(7,826,300 outstanding)                      $(0.55)         $(.34)       $(.38)

Statements of Cash Flows
For the years ended December 31,               1997           1996         1995
Cash Flows From Operating Activities:
Net Loss                                $(4,322,230)   $(2,660,356) $(3,017,904)
Adjustments to reconcile net loss
to net cash used for operating
activities:
 Depreciation                             1,420,092      1,783,769    2,179,559
 Amortization                               213,856        286,622      267,307
 Provision for loss on real
 estate held for disposition              3,310,365              _           _
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Restricted cash                          (875,533)      (246,218)      (2,164)
  Accounts receivable                        14,481         (9,193)      32,149
  Deferred rent receivable                  107,381         12,381      526,199
  Prepaid expenses                         (239,779)      (392,148)  (1,218,849)
  Accounts payable and accrued
  expenses                               (1,120,380)       886,419      438,889
  Interest payable                          (17,305)        10,044       28,636
  Due to affiliates                         (48,152)          (184)         382
Net cash used for operating activities   (1,557,204)      (328,864)    (765,796)
Cash Flows From Investing Activities:
Additions to real estate                   (566,184)    (1,191,798)    (204,504)
Net cash used for investing activities     (566,184)    (1,191,798)    (204,504)
Cash Flows From Financing Activities:
Deferred charges                           (152,003)             _            _
Mortgage principal payments                (125,842)             _            _
Borrowings under the revolving
 loan payable                               693,182      1,315,139    1,075,380
Net cash provided by financing
 activities                                 415,337      1,315,139    1,075,380
Net increase (decrease) in cash
 and cash equivalents                    (1,708,051)      (205,523)     105,080
Cash and cash equivalents, beginning
 of year                                  5,668,459      5,873,982    5,768,902
Cash and cash equivalents, end of year   $3,960,408     $5,668,459   $5,873,982
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest   $1,501,173     $1,539,479   $1,260,673
Supplemental Disclosure of Non-Cash Investing Activities:
Write-off of fully depreciated
 building and improvements               $        _     $   84,926   $        -
Write-off of fully depreciated
 furniture, fixtures, and equipment          61,911              _            _
Write-off of fully depreciated
 tenant improvements                         76,285              _            _
Write-off of fully amortized
 mortgage costs                             755,083              _            _
Building improvements funded
 through accounts payable                    23,216              _            _
Tenant improvements funded through
 accounts payable                          $207,395     $  423,759   $  155,840

Supplemental Disclosure of Non-Cash Operating Activities

In connection with the General Partner's intent to sell the Property in 1997, deferred rent receivable and prepaid leasing commissions in the amounts of $1,735,908 and $1,700,963, respectively, were reclassified to real estate assets held for disposition.


Notes to the Financial Statements
December 31, 1997, 1996 and 1995

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

The general partner of the Partnership is Stamford Towers, Inc. (the "General Partner"), an affiliate of Lehman Brothers Inc. (see below).

Construction of the Buildings commenced in July 1987. However, certificates of occupancy were not received from the City of Stamford until February 6, 1990, representing a substantial delay from the originally scheduled completion date of February 1989. Moreover, during the course of construction, substantial cost overruns were incurred. The Partnership initiated an arbitration proceeding against Edlar, Inc., a Delaware corporation, ("Edlar") in order to establish Edlar's responsibility for certain cost overruns, delays, expenses and liquidated damages in connection with the construction phase of the Property. A detailed discussion is incorporated by reference to Note 9 "Arbitration Proceedings with Developer" contained herein.

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

On January 30, 1998, the Partnership executed a letter of intent for the sale of the Property to Reckson Operating Partnership, L.P. for gross proceeds of $61,315,000 (the "Letter of Intent"). On March 17, 1998, the Partnership entered into a purchase and sale agreement substantively in accordance with the terms and conditions specified in the Letter of Intent. The sale is expected to close in the second quarter of 1998.

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

Real Estate Assets Held for Disposition - Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. At September 30, 1997, the Partnership's real estate assets were reclassified as held for disposition and the Partnershipsuspended depreciation and amortization in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). Contemporaneously, the Partnership recognized a one-time expense of $16,893,005 as provision for loss on real estate held for disposition. However, in light of the pending sale of the Property, the Partnership revised the carrying value of real estate assets held for disposition at December 31, 1997 and provision for loss on real estate held for disposition for the year ended December 31, 1997 was decreased to $3,310,365.



Accounting for Impairment - The Partnership adopted the provisions of FAS 121 in the fourth fiscal quarter of 1995. FAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash primarily represents cash held in connection with tenant security deposits and mortgage escrows.

Offering Costs - Offering costs of $6,454,526 are non-amortizable and have been deducted from the Limited Partners' capital.

Deferred Rent Receivable - Deferred rent receivable consisted of rental income which was recognized on a straight-line basis over the non-cancelable portion of the leases which would not have been received until later periods as a result of rental concessions. In connection with the General Partner's intent to sell the Property, deferred rent receivable was reclassified to real estate assets held for disposition.

Deferred Charges - Costs incurred in connection with obtaining mortgage financing are included in deferred charges. These costs are amortized over the life of the related mortgage loan.

Leasing Commissions - Leasing commissions included in prepaid expenses were being amortized over the term of the non-cancelable portions of the leases. In connection with the General Partner's intent to sell the Property in 1997, leasing commissions were reclassified to real estate assets held for disposition.

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

4. Transactions with Related Parties

Certain cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. As of December 31, 1996 and throughout 1997, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by the General Partner and its affiliates in servicing the Partnership to the extent permitted by the partnership agreement. In prior years, affiliates of the General Partner had voluntarily absorbed these expenses. As of December 31, 1997, such amounts paid or accrued totaled $143,799.

5. Lease Agreement with Citicorp North America, Inc.

Citicorp North America, Inc. ("Citicorp") leases approximately 136,000 rentable square feet ("RSF") of the North Tower representing 41% of the Property, pursuant to a lease originally scheduled to expire in June 2001 (the "Original Lease"). On June 28, 1995, the Partnership executed the First Amendment (the "Citicorp Lease Extension") to the Original Lease between the Partnership and Citicorp. The Citicorp Lease Extension, which was effective July 1, 1995,
(i) reduced Citicorp's annual rent from $29.50 to $25 per RSF for the initial three years and to $24 per RSF for the next two years; (ii) extended the term of the Original Lease for an additional five years, through June 30, 2006, at an annual rental rate of $24 per RSF; and (iii) ensures Citicorp's continued occupancy at the Property through June 30, 2006 (The Original Lease provided an option to terminate the lease after June 30, 1996, subject to certain terms and conditions). As a result of the Citicorp Lease Extension, the Partnership extended the amortization period of the deferred rent relating to the Original Lease through June 30, 2006, effective July 1, 1995. As of December 31, 1997, substantially all of the Citicorp space in the North Tower is occupied by Citicorp and its affiliates.

6. Future Minimum Lease Rental Payments

Future minimum rental payments (excluding cancellation penalties) to be received under the non-cancelable portion of the existing operating leases as of December 31, 1997 are as follows:

                    Year                    Amount
                    1998              $  6,701,599
                    1999                 6,661,300
                    2000                 6,653,240
                    2001                 6,653,240
                    2002                 6,388,462
                    Thereafter          17,343,100
                                       $50,400,941

Terms of the non-cancelable portion of the existing operating leases range from five to ten years. The leases allow for increases in certain property operating expenses to be passed on to the tenants.

7. Mortgage Note Payable

On July 19, 1990, the Partnership closed a loan with People's Bank ("People's") to provide mortgage financing to the Partnership (the "First Mortgage Loan"). The First Mortgage Loan was a $25 million, seven year, non-recourse loan with an 11.5% fixed interest rate for the first five years which was set at 3% over the five-year United States treasury security rate at loan closing.

On February 17, 1994, the Partnership entered into a modification of the First Mortgage Loan with People's Bank which: (i) reduced the interest rate from 11.5% to 7.43% for the period February 1, 1994 through the adjustment date on July 19, 1995, at which time the interest rate was reset to 9.03%, (ii) reduced the principal balance of the First Mortgage Loan from $25 million to $24,449,795; and (iii) eliminated the interest reserve line item.

Pursuant to the terms of the First Mortgage Loan, as modified, when occupancy at the Property reaches 50% or greater, the interest rate on the First Mortgage Loan would be reduced by 25 basis points. During 1996, the Property's occupancy exceeded 50% thus resulting in a 25-basis point reduction in the interest rate. Payments of interest are due monthly in arrears and are paid from the Partnership's funds.

Pursuant to the terms of the First Mortgage Loan, as modified, a real estate tax escrow account was established with People's Bank into which monthly deposits equal to 1/12th of the annual real estate taxes will be made. In addition, a deposit representing an amount equal to the 10% holdback on the contested tax years of July 1994 through May 31, 1997 was made prior to the closing. As of December 31, 1997 the balance in the real estate tax escrow account was $656,626.

On May 15, 1997, the Partnership entered into a second modification of the First Mortgage Loan with People's Bank which extended the maturity date until June 1, 2004 (the "Modified Mortgage"). The Modified Mortgage is split into two components: (i) the permanent portion (the "Permanent Portion") which is comprised of the existing balance of the First Mortgage Loan, closing costs associated with the Modified Mortgage and any future drawdowns, and (ii) the development portion (the "Development Portion") from which the Partnership may request the drawdown of funds with the Lender's approval to fund the costs of leasing the Property. At closing, the balance of the Permanent Portion was $18,491,473 which included recent drawdowns for leasing costs and the closing costs associated with the Modified Mortgage and the balance of the Development Portion was $5,958,322. Annually, any borrowings under the Development Portion of the Modified Mortgage will be added to the Permanent Portion and reduce the funds available for future drawdowns by a commensurate amount. The Permanent Portion currently bears interest at an initial rate of 7.63% and is amortized over a 25 year period and the Development Portion currently bears interest at an initial rate of 7.83%. Interest rates on both the Permanent Portion and the Development Portion are adjusted annually on June 1, beginning June 1, 1998.

Proceeds available at December 31, 1997 under the Development Portion of the Modified Mortgage via drawdown of a credit line were $5,958,322, and may be used on an "as needed" basis to fund certain capital expenditures. Payment of the outstanding principal amount is due at the end of the seven-year term.
The Modified Mortgage may be prepaid in whole or in part at any time without penalty. As of December 31, 1997, the principal balance of the Modified Mortgage was $18,365,631 plus interest payable of $116,775 for a total balance of $18,482,406.

In 1997, prior to the second modification of the First Mortgage Loan, and 1996, the Partnership drew down on the First Mortgage Loan for tenant improvements in the amounts of $406,175 and $1,315,139, respectively. In 1995, the Partnership drew down $1,075,380 for leasing commissions associated with the Citicorp Lease Extension.

Annual principal maturities of the Modified Mortgage over the next five years are as follows:

                   Year                    Amount
                   1998             $     266,508
                   1999                   287,569
                   2000                   310,294
                   2001                   334,816
                   2002                   361,275
                   Thereafter          16,805,169
                                      $18,365,631

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities and considering its maturity, the fair value of long- term debt approximates its carrying value.

8. Reconciliation of Net Loss to Tax Loss

For the year ended December 31, 1997, net loss reported in the financial statements exceeded the tax loss by $1,861,328. For the year ended December 31, 1996, net loss reported in the financial statements exceeded the tax loss by $703,574. For the year ended December 31, 1995, the net loss reported in the financial statements exceeded the tax loss by $707,321. These differences are due to the differences between the tax basis and financial statement basis of buildings and improvements and the use of accelerated methods of depreciating real estate for tax purposes as compared to the straight-line method used for financial statement purposes. In addition, rental income is recorded on a straight-line basis over the terms of the leases for financial statement purposes, and is reportable for tax purposes when received or receivable.

9. Arbitration Proceedings with the Developer

The Partnership entered into a development contract with an unaffiliated party, Edlar, Inc. (the "Developer") which was personally guaranteed by Edward Feldman ("Feldman"). Following construction of the Property, the Partnership commenced an arbitration proceeding in January 1989 against the Developer to resolve various disputes and seeking certain monetary recoveries. On January 24, 1993, the arbitration panel issued its decision awarding approximately $8.1 million to the Partnership, as well as certain declaratory relief. Subsequently, the Partnership obtained a judgment from a court of the State of New York for the full amount of arbitration award in the sum of approximately $8.1 million against the Developer and also against Feldman pursuant to his guaranty.

On or about January 21, 1997, Feldman and his wife commenced a voluntary case for liquidation pursuant to chapter 7 of the United States Bankruptcy Code.
On July 31, 1997, the Partnership filed a Proof of Claim in the Feldmans' chapter 7 case in the amount of $11,313,232, which includes interest of approximately $2.7 million on the $8.1 million judgment. The summary of the assets and liabilities filed by Feldman and his wife with the Bankruptcy Court in their chapter 7 case indicates that their assets are less than 1.5% of the scheduled liabilities. Based upon such schedules, it is likely that after payment of the expenses of the administration of Feldmans' chapter 7 case, little or no distribution will be made to the Partnership as a holder of a general unsecured claim.

10. Litigation

The Partnership had been involved in litigation with the Property's former construction manager, Gilbane Building Company ("Gilbane"), and a subcontractor, Moliterno Stone Sales, Inc. ("Moliterno"). In this suit, Gilbane and Moliterno, respectively, sought $2.65 million and $155,000 in damages, plus interest and other relief. On November 18, 1996, the Connecticut Superior Court (the "Court") awarded Gilbane $770,070 and Moliterno $155,000. All remaining claims, including the Partnership's counterclaims, were dismissed. On October 24, 1997, the Court entered a final judgment containing the foregoing awards and further awarding Gilbane and Moliterno interest and attorneys' fees of approximately $469,000. In December 1997, the Partnership paid $1,171,758 to Gilbane and $200,000 to Moliterno in settlement of all amounts due pursuant to the final judgment.

11. Subsequent Event

On March 17, 1998, the Partnership entered into an agreement to sell the Property (the "Purchase Agreement") to Reckson Operating Partnership, L.P.
(the "Buyer"), a Delaware limited partnership unaffiliated with the Partnership. Pursuant to the terms of the Purchase Agreement, the Buyer agreed to acquire the Property for consideration in the amount of $61,315,000 in cash (the "Purchase Price"), subject to adjustments in respect of certain closing costs (the "Sale").

The proposed Sale is subject to the satisfaction of certain conditions. Pursuant to the terms of the Partnership Agreement, Limited Partners holding a majority of limited partnership interests will have the right to disapprove of the Sale. An information statement will be mailed to the Limited Partners shortly detailing information concerning the proposed Sale and subsequent distribution by the Partnership.


                 Report of Independent Auditors






General and Limited Partners
Stamford Towers Limited Partnership

We have audited the accompanying balance sheets of Stamford Towers Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stamford Towers Limited Partnership at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                      ERNST & YOUNG LLP

Boston, Massachusetts
February 17, 1998, except for Note 1 & Note 11, as to which the date is March 17, 1998


                       Net Asset Valuation



Determination of Net Asset Value Per $10.00 Unit at December 31,
1997 (Unaudited)


                                                          Partnership's
                                                               Share of
                                                           December 31,
                                                         1997 Appraised
Property                                                      Value (1)

North Tower                                                 $36,789,000  (1)
South Tower                                                  24,526,000  (1)
Less: Revolving loan payable                                (18,365,631)
                                                             42,949,369
Cash and cash equivalents                                     3,960,408
Restricted cash                                               1,213,209
Accounts receivable                                              65,764
Prepaid expenses                                                 24,211
                                                             48,212,961
Less:
 Total liabilities                                           (1,983,359)
 Interest payable                                              (116,775)
Partnership Net Asset Value (2)                             $46,112,827

Net Asset Value Allocated:
 Limited Partners                                           $45,651,699
 General Partner                                                461,128
                                                            $46,112,827
Net Asset Value Per Unit
 (7,826,300 Units outstanding)                                    $5.83


(1) Assumes a sale price of approximately $61,315,000. Amount is split 60/40 between the North and South Towers respectively based upon
       square footage.   The estimated value, based upon recent bids received
       from prospective third party purchasers, differs from the December 31, 1997 financial statements primarily due to the exclusion of selling costs.

(2) The Net Asset Value assumes a hypothetical sale on December 31, 1997 of the Partnership's property at a price based upon its value and the distribution of the proceeds of such sale, combined with the Partnership's cash after payment of the Partnership's liabilities, to the Partners.

Limited Partners should note that the above figures are estimates of current value and actual values realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units, the variation between the estimated value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net
Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.



Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997


Office Buildings:           North Tower        South Tower              Total
Location                   Stamford, CT       Stamford, CT                 na

Construction date began     August 1987         August 1987                na
Construction date
 complete                 February 1990       February 1990                na
Acquisition date                     na                  na                na
Life on which depreciation
in latest income
statements is computed     5 - 35 years        5 - 35 years                na
Encumbrances                $11,019,379           7,346,252       $18,365,631
Initial cost to Partnership (1):
     Land                     8,828,690           5,885,793        14,714,483
     Buildings and
     improvements            31,289,872          20,859,915        52,149,787
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements         8,540,475           1,833,638        10,374,113
Retirements                    (333,519)           (112,681)         (446,200)
Gross amount at which
carried at close of
period (2):
     Land                    $8,828,690           5,885,793       $14,714,483
     Buildings and
     improvements            39,496,828          22,580,872        62,077,700
                            $48,325,518         $28,466,665       $76,792,183

Accumulated
depreciation (3)            (12,578,280)         (4,808,284)      (17,386,564)
Prepaid Leasing
Commissions                   1,265,814             435,149         1,700,963
Deferred Rent                 1,400,496             335,412         1,735,908
Net write down adjustment    (2,003,920)         (1,306,445)       (3,310,365)
  Real estate held for sale $36,409,628         $23,122,497       $59,532,125


(1) The initial cost to the Partnership represents the original purchase price of the properties.
(2) For Federal income tax purposes, the aggregate cost of real estate at December 31, 1997 and 1996 is $77,476,650 and $76,625,475, respectively.
(3) For Federal income tax purposes, the amount of accumulated depreciation at December 31, 1997 and 1996 is $15,144,365 and $13,154,443, respectively.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:
                                           1997          1996          1995
Real estate investments:
Beginning of year                  $ 76,133,583   $74,602,952   $74,242,608
Additions                               796,796     1,615,557       360,344
Retirements                            (138,196)      (84,926)            _
Prepaid Leasing Commissions           1,700,963             _             _
Deferred Rent                         1,735,908             _             _
Net write down adjustment            (3,310,365)            _             _
End of year                        $ 76,918,689   $76,133,583   $74,602,952

Accumulated depreciation:
Beginning of year                   $16,104,668   $14,405,825   $12,226,266
Depreciation expense                  1,420,092     1,783,769     2,179,559
Retirements                            (138,196)      (84,926)            _
End of year                        $ 17,386,564   $16,104,668   $14,405,825